

June 23, 2011

<u>Via Facsimile</u>
Ms. Anthea Chung
Chief Financial Officer
JA Solar Holdings Co., Ltd.
No. 36 Jiang Chang San Road
Zhabei, Shanghai
The People's Republic of China

> **Re:** **JA Solar Holdings Co., Ltd.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 26, 2011**
> **File No. 001-33290**

Dear Ms. Chung:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 44

B. Liquidity and Capital Resources, page 62

1.   We see your disclosure herein that you entered into a Financial Partnership Agreement with the Shanghai branch of the China Development Bank through which they will provide you with up to RMB 30 billion of credit facilities and financing to support your long-term growth and corporate development plans. Please revise future filings, including the notes to your financial statements, to discuss the significant terms of your Financial Partnership Agreement.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

Note 2. Summary of Significant Accounting Policies, page F-11

o) Revenue Recognition, page F-14

2.   We see section (i) herein discusses various shipping methods utilized by the company, including EXW, CIF destination point and FOB shipping point. For each method referenced, please clarify the terms of the sale for us, including how the shipping method impacts the recognition of revenue; also, tell us why your revenue recognized under each shipment method was consistent with the revenue recognition guidance at SAB 104 and expand your future disclosures to clearly indicate how revenue is recognized for each shipping method disclosed.

Note 5. Notes and Accounts Receivable, page F-20

3.   We noted that your accounts receivable increased significantly as of December 31, 2010 as compared to December 31, 2009 and we noted your discussion on page 63 that this increase relates to the increased sales of solar modules which generally requires provision of credit terms. Please revise your footnote disclosure to more fully explain the credit terms that are extended to customers.

Note 14. Senior Convertible Notes, page F-27

ADS Lending Agreement, page F-28

4.   We see that one of the ADS borrowers filed for bankruptcy in September 2008. Please tell us how you are accounting for the 6,562,760 shares that were issued to the party that

filed for bankruptcy. Please provide references to the authoritative US GAAP considered when determining the appropriate accounting.

5.   Please revise future filings to include all of the disclosures required by FASB ASC 470-20-50 with regard to your share lending arrangement. For example, explain if cash settlement is required and disclose the reasons for entering into the arrangement.

Form 20-F/A for Fiscal Year Ended December 31, 2010 filed June 15, 2011

Item 19. Exhibits

6.   Please resolve outstanding comments on your request for confidential treatment for certain portions of Exhibits 4.3 to 4.5. We note the comments that were issued on June 21, 2011.

7.   We note that you did not furnish the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act with your Form 20-F/A filed on June 15, 2011. Please amend to include the required certifications. Refer to Question 161.01 of our Compliance and Disclosure Interpretations on Exchange Act Rules, available at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue, Staff Attorney, at (202) 551-3841 or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me at (202) 551-3212.
.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief